SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____________ to _____________

                         Commission File Number 1-10000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      FIRST UNION CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             One First Union Center
                      Charlotte, North Carolina 28288-0013

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


        Independent Auditors' Report

        Financial Statements:
          Statements of Net Assets Available for Benefits December 31, 1999 and 1998
          Statement of Changes in Net Assets Available for Benefits For the Year ended December 31, 1999
          Notes to Financial Statements

        Supplemental Schedule:
          Schedule of Assets Held for Investment Purposes at End of Year December 31, 1999

(b)  The following Exhibit is filed as part of this Annual Report on Form 11-K:

        Independent Auditors' Consent

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                              Financial Statements
                                  and Schedule

                  As of December 31, 1999 and 1998 and for the
                          year ended December 31, 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Human Resources Committee
First Union Corporation



     We have audited the accompanying statements of net assets available for benefits of First Union Corporation Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




KPMG LLP

Charlotte, North Carolina
June 23, 2000

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                                                       December 31,
                                                                                            ---------------------------------------

                                                                                                     1999                     1998
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments, at fair value
    Marketable
      Evergreen U.S. Government Fund                                                      $    87,008,486               56,234,512
      Evergreen Balanced Fund                                                                 136,493,115              118,636,341
      Stable Fund                                                                             615,763,559              485,292,106
      Evergreen Foundation Fund                                                               269,898,601              177,215,028
      Evergreen Fund                                                                          317,208,584              275,508,227
      FUNB Enhanced Stock Market Fund                                                         780,167,539              370,774,308
      Evergreen International Growth Fund                                                      71,914,779               28,532,599
      Evergreen Growth Fund                                                                    54,604,382               34,062,566
      Employee Stock Ownership Plan
          First Union Corporation common stock
              Allocated                                                                       837,223,989              405,479,978
              Unallocated                                                                     101,122,868                        -
          Cash and cash equivalents
              Allocated                                                                        89,115,727               24,277,042
              Unallocated                                                                       1,449,624                        -
Self-Directed Investments, at fair value                                                        6,256,585                        -
-----------------------------------------------------------------------------------------------------------------------------------
        Total marketable investments                                                        3,368,227,838            1,976,012,707
Participants' loans receivable                                                                104,809,617               79,786,991
-----------------------------------------------------------------------------------------------------------------------------------
        Total investments                                                                   3,473,037,455            2,055,799,698
-----------------------------------------------------------------------------------------------------------------------------------
Receivable from merged plan                                                                    14,800,265                        -
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                3,487,837,720            2,055,799,698
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated                                     53,005,029                        -
-----------------------------------------------------------------------------------------------------------------------------------
        Net assets available for benefits                                                 $ 3,434,832,691            2,055,799,698
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                               Year Ended December 31, 1999
                                                ----------------------------------------------------------------------------------

                                                                                  Employee
                                                                                     Stock
                                                                                 Ownership
                                                      Participant                    Plan-
                                                         Directed              Unallocated                      Total
----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO PLAN ASSETS
Investment income
  Interest on loans                            $        7,850,592                        -                  7,850,592
  Net depreciation
    in fair value of investments                     (216,301,171)             (86,462,968)              (302,764,139)
----------------------------------------------------------------------------------------------------------------------------------
        Total investment loss                        (208,450,579)             (86,462,968)              (294,913,547)
  Employer contributions                              101,410,926                  510,399                101,921,325
  Employee contributions                              142,650,350                        -                142,650,350
  Net assets contributed through
    mergers                                         1,779,577,301              149,984,967              1,929,562,268
  Transfers from other funds                          631,875,843                        -                631,875,843
----------------------------------------------------------------------------------------------------------------------------------
        Total additions to plan assets              2,447,063,841               64,032,398              2,511,096,239
----------------------------------------------------------------------------------------------------------------------------------
DEDUCTIONS FROM PLAN
  ASSETS
  Participants' withdrawals                           492,621,296                        -                492,621,296
  Transfers to other funds                            622,193,269                9,682,574                631,875,843
  Interest expense                                              -                4,782,361                  4,782,361
  Administrative expenses                               2,783,746                        -                  2,783,746
----------------------------------------------------------------------------------------------------------------------------------
        Total deductions from plan
          assets                                    1,117,598,311               14,464,935              1,132,063,246
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets
    available for benefits                          1,329,465,530               49,567,463              1,379,032,993
Net assets available for benefits
  Beginning of year                                 2,055,799,698                        -              2,055,799,698
----------------------------------------------------------------------------------------------------------------------------------
  End of year                                  $    3,385,265,228               49,567,463              3,434,832,691
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1:  DESCRIPTION OF PLAN

     The following brief description of the First Union Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

     First Union Corporation and its subsidiaries (the "Companies") sponsor the Plan, which is designed to promote savings for retirement, a defined contribution plan. Company and employee contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1999, the portion of the Plan invested in the First Union Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies' matching contribution is made in First Union Corporation common stock. The Company has adopted the American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters".

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

     Under the Plan, an employee is eligible to participate after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 15 percent of the employee's gross compensation. The maximum percentage of the employer matched contribution is determined annually by the Board of Directors of First Union Corporation ("First Union"), and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the "Code"). The employer's matching contribution cannot exceed 6 percent of a participant's base compensation. Beginning in 1999, the first one percent of the employer's contribution will be made with First Union Corporation common stock. Participants are fully vested in their entire account balances at all times.

     Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Human Resources Committee (the "Committee"). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal.

     Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the quoted Wall Street Journal prime interest rate as of the 25th of the preceding month. Loans are made for a minimum of 12 months or a maximum of 60 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

     Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant's 65th birthday, if it is the participant's 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant's account balance must begin at age 70 1/2.

     Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PARTICIPANT DIRECTED

     In accordance with the Plan provisions, Plan earnings are allocated to participants' accounts on a daily basis.

     The investment options available to participants at December 31, 1999 and 1998, are presented below.

Evergreen U.S. Government Fund

     This mutual fund invests primarily in debt instruments issued or guaranteed by the U.S. Government or its agencies. Its objective is to provide a high level of current income consistent with stability of principal.

Evergreen Balanced Fund

     This mutual fund maintains a diversified investment portfolio of common and preferred stocks, U.S. Government and agency obligations, and corporate bonds. Its objective is to produce long-term total return through capital appreciation, dividends and interest income.

Stable Fund

     This pooled investment fund invests primarily in money market instruments, investment contracts, U.S. Government and agency securities, and corporate notes. Its investment objective is to provide stable principal value combined with a yield that is one percentage point or more over the 91-day U.S. Treasury bill yield.

Evergreen Foundation Fund

     This mutual fund invests primarily in a combination of income producing common stocks, preferred stocks, convertible securities, corporate and U.S. Government debt obligations, and short-term debt instruments. Its investment objective is to provide income, conservation of capital and capital appreciation.

Evergreen Fund

     This mutual fund invests primarily in common stocks, including securities convertible into or exchangeable for common stocks of companies which are little-known or relatively small or special situations and which offer the potential for capital appreciation. The remainder of its portfolio consists of securities of relatively well-known and large companies in an attempt to provide liquidity as well as potential for capital appreciation.

FUNB Enhanced Stock Market Fund

     This collective investment fund invests primarily in a diversified portfolio of common stocks and S&P 500 futures contracts. Its investment objective is to provide a total rate of return equal to or exceeding that of the S&P 500 market index each calendar year.

Evergreen International Growth Fund

     This fund invests primarily in internationally diversified portfolios consisting of common and preferred stocks, convertible securities and warrants. The fund also uses stock index and currency futures. Its investment objective is to provide long-term capital appreciation.

Evergreen Growth Fund

     This fund invests principally in common stocks of small to mid-sized companies that have demonstrated earnings, asset values, or growth potential not yet reflected in their market price. Its investment objective is long-term capital appreciation.

First Union Corporation Common Stock Fund

     This fund invests in First Union Corporation common stock. Dividends are reinvested in additional shares of First Union Corporation common stock. Its primary investment objective is long-term capital appreciation.


                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

MERGERS WITH FINANCIAL INSTITUTIONS

     Since 1985, First Union Corporation has acquired several financial institutions. The employees of these institutions have been allowed to participate in the Plan as of the consummation date of each respective merger.

     Generally, the assets and obligations of acquired plans are recorded by the Plan pursuant to the merger agreement, on the date of the respective merger. However, there are assets related to acquired plans whose obligations are being administered by the Plan, but that have not yet been legally assumed by the Plan. Accordingly, these assets are not included as Plan assets at December 31, 1999. It is expected that final approval will be received from the Internal Revenue Service to merge the Plans and that these assets will then be merged into the Plan.

     In November 1997, Signet Banking Corporation was acquired by First Union Corporation. Assets of the Signet Banking Corporation Employee Savings Plan, which were approximately $252 million, were transferred to the Plan on January 2, 1998.

     In 1998, assets of the savings plans of Covenant Bancorp, Inc. and Wheat First Butcher Singer, Inc. were merged into the Plan. Their plan assets were approximately $1 million and $276 million, respectively.

     In April 1998, CoreStates Financial Corp was acquired by First Union Corporation. Assets of their plans, which were approximately $955 million, were transferred to the Plan on January 14, 1999.

     In June 1998, The Money Store Inc. was acquired by First Union Corporation. Assets of their plan, which were approximately $89 million, were transferred to the Plan on July 15, 1999.

     In 1999, assets of the savings plans of Questpoint, Bowles, Hollowell, Conner and Co., Tattersall Advisory Group Inc. and Congress Talcott were merged into the Plan. Their plan assets were approximately $4 million, $8 million, $1 million and $15 million, respectively.

     In October 1999, Everen Capital Corporation was acquired by First Union Corporation. Assets of their plan, which were approximately $705 million, were transferred to the Plan on November 1, 1999. The plan included a self-directed investment option, allowing participants to invest their account balances in any investment, within certain specified limitations. The self-directed investments had a market value of approximately $6 million at December 31, 1999. After the merger of the Everen Capital Corporation Savings Plan into the Plan, the assets of the Everen self-directed investment option were frozen. The assets subject to the Everen self-directed investment option will be liquidated by January 31, 2001.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

     The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Investments in cash management accounts and participants' loans receivable are stated at cost which approximates fair value. Investments in commercial paper, U.S. Government and agency securities, corporate bonds, mutual funds, collective investment funds and common stocks are stated at fair value, which is based on closing market quotations (or an estimate thereof).

     In accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, the Stable Fund's holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the fair value of investment contracts approximates the contract value, including any accrued interest.

     Interest and dividends earned on assets in the Stable Fund are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants' share value.

                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

BASIS OF PRESENTATION

     The accompanying financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

NOTE 3:  INVESTMENTS

     Under the terms of the Plan, First Union National Bank (the "Trustee"), a wholly-owned subsidiary of First Union Corporation and a related party-in-interest, holds the assets of the Plan in bank-administered trust funds. Investments that represent five percent or more of the Plan's net assets are separately identified below.

     The investment contracts held by the Stable Fund have crediting interest rates ranging from 6.21 percent to 8.25 percent and 5.90 percent to 8.25 percent at December 31, 1999 and 1998, respectively, with remaining maturities not greater than 4 years. The average yields for the investment contracts ranged from 6.20 percent to 8.20 percent and 5.90 percent to 8.20 percent for the years ended December 31, 1999 and 1998, respectively.


                                                                                           December 31,
                                                                  --------------------------------------

                                                                          1999                     1998
--------------------------------------------------------------------------------------------------------
INVESTMENTS,  AT FAIR VALUE
Marketable
  Evergreen Balanced Fund                                      $   136,493,115              118,636,341
  Stable Fund
    Corporate bonds                                                479,674,445              264,607,540
    Investment contracts                                            89,042,061              103,928,032
  Evergreen Foundation Fund                                        269,898,601              177,215,028
  Evergreen Fund                                                   317,208,584              275,508,227
  FUNB Enhanced Stock Market Fund                                  780,167,539              370,774,308
  Employee Stock Ownership Plan
    First Union Corporation common stock                           926,339,716              405,479,978
Not readily marketable
  Participants' loans receivable                                   104,809,617               79,786,991
--------------------------------------------------------------------------------------------------------

                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The appreciation (depreciation) in value of the Plan's investments (including investments bought, sold and held during the year) is presented below.

                                                            Year Ended
                                                          December 31,
                                                      -----------------

                                                                  1999
-----------------------------------------------------------------------
Evergreen U.S. Government Fund                     $        (1,904,097)
Evergreen Balanced Fund                                     16,461,154
Stable Fund                                                 31,685,643
Evergreen Foundation Fund                                   32,932,759
Evergreen Fund                                              42,330,746
FUNB Enhanced Stock Market Fund                            124,909,985
Evergreen International Growth Fund                         14,180,594
Evergreen Growth Fund                                       10,032,534
First Union Corporation common stock                      (572,498,408)
Self-Directed Investments                                     (895,049)
-----------------------------------------------------------------------
        Net depreciation                           $      (302,764,139)
-----------------------------------------------------------------------

NOTE 4:  INCOME TAXES

     The Internal Revenue Service has determined and informed the Companies by a letter dated June 7, 2000, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Human Resources Committee files an annual information return with the Internal Revenue Service.

NOTE 5:   RELATED PARTY TRANSACTIONS

     The Evergreen U.S. Government Fund, the Evergreen Balanced Fund, the Evergreen Foundation Fund, the Evergreen Fund, the Evergreen International Growth Fund and the Evergreen Growth Fund are mutual funds managed by subsidiaries of First Union National Bank. The FUNB Enhanced Stock Market Fund is a collective investment trust managed by First Union National Bank. The Stable Fund investments are managed by First Union National Bank. The First Union Corporation Common Stock Fund is managed by First Union National Bank, and it is principally comprised of shares of First Union Corporation common stock.

     First Union National Bank, a party in interest, serves as the trustee for the Plan. In 1999, the Plan paid administrative expenses to First Union National Bank amounting to $2,783,746.

NOTE 6:  LOANS PAYABLE

     Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, First Union National Bank assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest


                                                                     (Continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

rate of 8.85%. The Company is obligated to make contributions to maintain debt service. The loan was originally collateralized by 3,274,816 shares of First Union Corporation common stock. The loan repayment schedule is as follows:

                   2000                  $ 1,784,395
                   2001                    1,947,632
                   2002                    2,125,803
                   2003                    2,320,273
                   2004                    2,532,533

     As the Plan makes each payment of principal, an appropriate percentage of stock will be available to eligible employees' accounts and then included as part of the employees 1% match in accordance with the provisions of the Plan document. Shares vest fully upon allocation. Dividends on allocated shares may be either distributed or reinvested in First Union Corporation common stock at the discretion of the Company. The Company has elected to reinvest the dividends.

     The borrowing is collateralized by 3,070,144 unallocated shares of First Union Corporation common stock at December 31, 1999, and is guaranteed by the Company. In 1999, 204,672 shares were released based on principal paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year 1999 present separately the assets and liabilities and changes therein pertaining to:
(a) the accounts of employees with vested rights in allocated stock, and (b) stock not yet allocated to employees (Unallocated).

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

                                                                                                               SCHEDULE 1
                                                                                                                   Page 1
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN


         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------

                                                                                                          December 31,1999
                                                                                   ----------------------------------------

                                                                                           Par Value
                                                                                           or Number                  Fair
                                        Identity of Issue                                   of Units                 Value
---------------------------------------------------------------------------------------------------------------------------
MUTUAL FUNDS
Evergreen U.S. Government Fund *                                                           9,502,712       $    87,008,486
Evergreen Balanced Fund *                                                                  9,515,134           136,493,115
Evergreen Foundation Fund *                                                               12,005,476           269,898,601
Evergreen Fund *                                                                          11,598,544           317,208,584
Evergreen International Growth Fund *                                                      7,436,336            71,914,779
Evergreen Growth Fund *                                                                    2,730,372            54,604,382
---------------------------------------------------------------------------------------------------------------------------
        Total Mutual Funds                                                                                     937,127,947
---------------------------------------------------------------------------------------------------------------------------
COLLECTIVE INVESTMENT FUNDS
First Union Enhanced Stock Market Fund *                                                   8,862,144           780,167,539
---------------------------------------------------------------------------------------------------------------------------
STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Valiant General Fund                                                                      23,195,770            23,195,770
---------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PAPER
Compass Securitization, due 1/14/00                                                       20,000,000            19,951,180
---------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS
Associates Corporation North America, 6.21%, due 8/27/11                                  10,000,000             9,992,000
Associates Corporation North America, 6.19%, due 5/17/02                                  12,000,000            11,988,840
Bear Stearns Company Incorporated, 6.46%, due 8/1/01                                      15,000,000            15,006,600
Bear Stearns Company Incorporated, 6.04%, due 4/28/00                                      7,000,000             6,991,180
Bear Stearns Company Incorporated, 6.50%, due 11/8/02                                     20,000,000            20,009,600
Caterpillar Financial Services Corporation, 6.32%, due 7/9/01                             20,000,000            19,996,600
Cedar International, 6.45%, due 6/10/00                                                    5,000,000             4,999,760
Chase Manhattan Corporation, 6.42%, due 1/22/02                                           20,000,000            19,992,800
Citicorp Medium Term Notes, 6.2%, due 5/24/01                                             10,000,000             9,997,900
Countrywide Home Loans Inc., 6.31%, due 8/8/00                                            19,290,000            19,298,681
Fleet National Bank, 6.35%, due 12/14/01                                                  10,000,000            10,018,000
Ford Motor Credit Company, 6.21%, due 8/27/06                                             15,000,000            14,975,400
General Motors Acceptance Corporation, 6.22%, due 12/10/01                                15,000,000            14,982,750
General Motors Acceptance Corporation, 6.33%, due 8/6/01                                   5,000,000             5,004,300
Goldman Sachs Group Limited Partnership, 6.36%, due 1/16/01                               10,000,000            10,007,700
Goldman Sachs Group Limited Partnership, 6.62%, due 1/26/01                               10,000,000            10,030,800
Hitachi Credit America Corporation, 6.2%, due 5/15/00                                     10,000,000            10,005,100
Hitachi Credit America Corporation, 6.38%, due 7/7/00                                     10,000,000            10,004,900
Lehman Brothers Holdings Incorporated, 6.88%, due 2/1/02                                   5,000,000             4,995,250
Lehman Brothers Holdings Incorporated, 6.86%, due 2/12/02                                  6,000,000             6,000,480
Lehman Brothers Holdings Incorporated, 5.72%, due 1/18/00                                 10,000,000            10,001,800
Liberty Lighthouse US Capital Company, 6.3%, due 2/22/02                                  20,000,000            19,966,600
Merrill Lynch and Company, 6.14%, due 8/10/01                                             14,000,000            13,977,040
Merrill Lynch and Company, 6.32%, due 9/21/01                                             15,000,000            14,978,250

                                                                     (Continued)

                                                                                                                       SCHEDULE 1
                                                                                                                           Page 2
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN


         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------

                                                                                                                 December 31,1999
                                                                                          ----------------------------------------

                                                                                                  Par Value
                                                                                                  or Number                  Fair
                                        Identity of Issue                                          of Units                 Value
----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter Discover & Company, 6.24%, due 1/21/00                                13,000,000            13,001,170
Morgan Stanley Dean Witter Discover & Company, 5.58%, due 2/23/01                                10,000,000            10,008,500
Paine Webber Group Incorporated, 6.57%, due 11/18/02                                             20,000,000            20,005,000
Transamerica Financial Corporation, 6.39%, due 9/17/01                                           15,000,000            15,005,085
Transamerica Financial Corporation, 6.30%, due 5/20/02                                           20,000,000            19,881,800
Wells Fargo and Company, 6.62%, due 4/28/00                                                       3,000,000             3,002,160
Wells Fargo and Company, 6.32%, due 9/15/01                                                      15,000,000            15,029,700
Xerox Corporation, 6.54%, due 11/5/01                                                            20,000,000            20,058,800
Bankers Trust New York Euro Series Note, 6.36%, due 2/5/01                                       10,000,000             9,998,000
American Express Travel Euro Bond, 6.32%, due 10/24/01                                           21,000,000            20,937,000
TMS Home Equity Loan, 6.90%, due 7/15/07 *                                                          813,969               808,377
Bank of America Corporation, 6.17%, due 2/20/02                                                   5,000,000             4,983,000
Advance Bank Australia Euro Bond, 6.35%, due 10/30/00                                            10,000,000            10,002,000
Ford Motor Credit Company, 6.31%, due 1/17/02                                                    23,731,000            23,731,522
----------------------------------------------------------------------------------------------------------------------------------
        Total Corporate Bonds                                                                                         479,674,445
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT CONTRACTS
Monumental Life Insurance Company, Contract #ADA00198ST, 6.21%, open-ended maturity               9,932,726             9,932,726
Continental Assurance Company, Contract #13076, 8.2%, due 6/5/00                                  7,383,440             7,383,440
New York Life Insurance Company, Contract #GA06837-3, 8.13%, due 3/1/00                           7,317,279             7,317,279
Allstate Life Insurance Company, Contract #GA5730, 8.25%, due 9/5/00                              7,235,537             7,235,537
Pacific Mutual Life Insurance Company, Contract #G2618801, 6.34%, due 9/1/00                      6,401,045             6,401,045
Metropolitan Life Insurance Company, Contract #0025204, 7.34%, due 10/1/00                       20,511,216            20,511,216
Principal Life Insurance Company, Contract #4-40344-1, 7.13%, due 9/15/03                        10,136,573            10,136,573
Canada Life Assurance Company, Contract #P46050, 7.17%, due 11/15/04                             10,074,263            10,074,263
Allstate Life Insurance Company, Contract #GA6225, 7.25%, due 12/1/04                            10,049,982            10,049,982
----------------------------------------------------------------------------------------------------------------------------------
        Total Investment Contracts                                                                                     89,042,061
----------------------------------------------------------------------------------------------------------------------------------
Accrued Receivable on Assets of the Stable Fund                                                                         3,900,103
----------------------------------------------------------------------------------------------------------------------------------
        Total Stable Fund                                                                                             615,763,559
----------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN
First Union Corporation common stock *
              Allocated                                                                          25,418,565           837,223,989
              Unallocated (a)                                                                     3,070,144           101,122,868
Valiant General Fund - Cash Management Account
              Allocated                                                                          89,115,727            89,115,727
              Unallocated (b)                                                                     1,449,624             1,449,624
----------------------------------------------------------------------------------------------------------------------------------
        Total Employee Stock Ownership Plan                                                                         1,028,912,208
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     (Continued)

                                                                                                              SCHEDULE 1
                                                                                                                  Page 3
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN


         Schedule of Assets Held for Investment Purposes at End of Year
--------------------------------------------------------------------------------

                                                                                                         December 31,1999
                                                                                  ----------------------------------------

                                                                                          Par Value
                                                                                          or Number                  Fair
                                        Identity of Issue                                  of Units                 Value
--------------------------------------------------------------------------------------------------------------------------
SELF-DIRECTED INVESTMENTS (c)
All Wstn Entrprs, Inc.                                                                          100                     2
Berry and Boyle                                                                                  80                 8,928
Big Sky Transportation                                                                           60                    75
Certificate of Accrual                                                                      282,000               259,575
Corvus Systems, Inc.                                                                          1,300                     1
CTF Accrual Treas.                                                                          458,000               385,061
Easygrowth Treas. Rcpt.                                                                     342,000               285,088
Federal Home Loan Mortgage Corp.                                                             76,000                70,378
Federal National Mortgage Association                                                       145,000                68,335
Federal Home Loan Bank                                                                       50,000                45,000
Federal Juducuary Office                                                                    100,000                21,449
Financing Corporation Coupon FICO                                                           300,000                92,899
Financing Corporation Fed B/E                                                               100,000                35,703
Financing Corporation Prin FICO                                                             101,000                28,002
Gold King Cons Inc                                                                            1,000                     4
Gov. Natl. Mtg. Assn.                                                                     2,957,221               317,722
Government Tr. Ctfs.                                                                        120,000                87,511
Investment Co. America                                                                           13                   424
Maxicare Health Plans                                                                             2                     6
PG&E Corporation                                                                                300                 6,150
Rancon Realty Fund                                                                           27,450                11,749
Rancon Realty Fd. V CA. L.P.                                                                 17,250                 7,918
Resolution Fdg. Corp. Fed.                                                                  250,000               242,393
Treas. Invt. Growth Rcpts.                                                                   62,000                54,427
Treasury Bd. Rcpts.                                                                          50,000                48,997
U.S. Treasury Bond Stripped                                                                 114,000                22,479
U.S. Treasury Bill                                                                          839,000               817,537
U.S. Treasury Bond                                                                          755,000               269,250
U.S. Treasury Cpn. Under                                                                     53,000                35,858
U.S. Treasury Note                                                                          460,000               457,523
U.S. Treasury Security Stripped                                                           4,192,000             2,576,141
--------------------------------------------------------------------------------------------------------------------------
        Total Self-Directed Investments                                                                         6,256,585
--------------------------------------------------------------------------------------------------------------------------
Participant's Loans Receivable, various rates and maturities *                                                104,809,617
--------------------------------------------------------------------------------------------------------------------------
        Total investments                                                                                $  3,473,037,455
--------------------------------------------------------------------------------------------------------------------------

* Party-in-Interest.

(a) Cost of plan assets for this nonparticipant-directed investment is $45,290,094.
(b) Cost of plan assets for this nonparticipant-directed plan is $1,449,624.

(c) Interest rates and maturity dates of assets held in the self-directed investments are not available from the Trustee.

NOTE

     The above data is based on information which has been certified as complete and accurate by the Trustee.

                                   SIGNATURES


--------------------------------------------------------------------------------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



FIRST UNION CORPORATION
SAVINGS PLAN



/s/  BENJAMIN J. JOLLEY
--------------------------------
Benjamin J. Jolley
Senior Vice President

June 28, 2000

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------

Exhibit No.                Description                           Location

(23)                       Independent Auditors' Consent         Filed herewith